

March 30, 2015

Via E-mail
Mark Gilreath
President and Chief Executive Officer
ECPM Holdings, LLC
11810 Wills Road
Alpharetta, Georgia 30009

> **Re:** **ECPM Holdings, LLC**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 17, 2015**
> **CIK No. 0001623919**

Dear Mr. Gilreath:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 62

1.   Please refer to prior comment 4. We note your response to our comment and revised pro forma presentation; however you have not described the revisions made to the calculation which resulted in the projected reduced expense of $1.2 million. Please revise to explain the changes which resulted in the reduction of the projected expense. Please also tell us how the minimum valuation threshold of $140 million and $181 million, as discussed on page 87, impacted the valuation.

<u>Quarterly results of operations, page 80</u>

2.   We see that you have reclassified amounts between research and development, sales and marketing and general and administrative expenses for each of the quarters in your fiscal year end December 31, 2014. Please revise to disclose the reasons for the reclassifications and explain to us whether they only impacted the 2014 fiscal year. Please tell us how you have concluded that the reclassifications do not constitute a restatement of previously issued quarterly financial statements.

        You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Keith M. Townsend